Hilton Group plc



DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES:

- THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 1,717,666 ORDINARY SHARES OF HILTON GROUP PLC ("THE SHARES") (REPRESENTING 0.1% OF THE ISSUED SHARE CAPITAL) AT AN AVERAGE PRICE OF 297.77P PER SHARE, AS FOLLOWS:

  1. 345,000 SHARES WERE ACQUIRED ON 4 APRIL 2005 AT A PRICE OF 296.379P PER SHARE;
  2. 345,000 SHARES WERE ACQUIRED ON 5 APRIL 2005 AT A PRICE OF 296.9P PER SHARE;
  3. 345,000 SHARES WERE ACQUIRED ON 6 APRIL 2005 AT A PRICE OF 298.5P PER SHARE;
  4. 345,000 SHARES WERE ACQUIRED ON 7 APRIL 2005 AT A PRICE OF 297.57P PER SHARE; AND
  5. 337,666 SHARES WERE ACQUIRED ON 8 APRIL 2005 AT A PRICE OF 299.52P PER SHARE.

1,088,503 OF THE SHARES ACQUIRED ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR C BELL, MR I R CARTER, MR D M C MICHELS AND MR B G WALLACE WHO ARE ALL DIRECTORS OF HILTON GROUP PLC ("THE DIRECTORS"), ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985)

AN INTEREST IN THESE SHARES BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC.

629,163 OF THE SHARES ACQUIRED ARE HELD BY THE TRUST AS NOMINEE TO INDIVIDUAL EMPLOYEES WHO PURCHASED THEM AS QUALIFYING SHARES FOR THE PURPOSES OF THE HILTON GROUP EXECUTIVE DEFERRED BONUS PLAN – MATCHING SHARES PLAN ("THE PLAN") ("QUALIFYING SHARES"). THE QUALIFYING SHARES PURCHASED BY THE DIRECTORS ARE SHOWN BELOW.

- THAT ON 8 APRIL 2005 COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUSTEE"), AWARDED SHARES AND OPTIONS OVER SHARES UNDER THE PLAN ("MATCHING SHARES") TO EMPLOYEES OF COMPANIES IN THE HILTON GROUP OF COMPANIES INCLUDING THE DIRECTORS.

THE MATCHING SHARES WILL VEST AUTOMATICALLY ON THE VESTING DATE WHICH IS LIKELY TO BE ON OR ABOUT 1 APRIL 2008. MATCHING SHARE INTERESTS UNDER THE PLAN MAY NOT BE SOLD, TRANSFERRED, CHARGED OR OTHERWISE DISPOSED OF PRIOR TO THE VESTING DATE.

QUALIFYING SHARES WERE PURCHASED AND MATCHING SHARES WERE AWARDED TO THE DIRECTORS AS FOLLOWS:

NAME	NO OF QUALIFYING SHARES PURCHASED	NO OF MATCHING SHARES AWARDED
C BELL	18,448	31,268
D M C MICHELS	33,582	56,914
B G WALLACE	24,234	41,074

EACH OF THE DIRECTORS CEASED ON 8 APRIL 2005 TO BE INTERESTED IN 655,247 SHARES PREVIOUSLY HELD SUBJECT TO THE TERMS OF THE TRUST WHICH WERE AWARDED TO CERTAIN OTHER EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES.

IN ADDITION TO EACH DIRECTOR'S OWN INTEREST IN THE SHARES UNDER THE PLAN, EACH OF THE EXECUTIVE DIRECTORS IS INTERESTED IN 2,294,839 SHARES HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. OPTIONS ISSUED BY THE TRUST IF EXERCISED IN FULL WOULD REQUIRE THE TRUST TO TRANSFER 1,666,787 SHARES TO EMPLOYEES.

- THE FOLLOWING CHANGES TO THE INTERESTS OF THE DIRECTORS UNDER THE COMPANY'S 1978 SHARE OPTION SCHEME ("1978 SCHEME") AND INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME") (TOGETHER "THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES"):

	OPTIONS GRANTED UNDER THE 1978 SCHEME NO OF SHARES	**OPTIONS GRANTED UNDER THE INTERNATIONAL SCHEME NO OF SHARES**
C BELL	10,080	90,726
I R CARTER	10,080	157,931
D M C MICHELS	10,080	155,945
B G WALLACE	10,080	113,215

THE OPTIONS WERE GRANTED ON 8 APRIL 2005 AT 297.6P PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

FOLLOWING THESE TRANSACTIONS:

- MR BELL IS BENEFICIALLY INTERESTED IN 148,558 SHARES (INCLUDING QUALIFYING SHARES), HAS AN INTEREST IN 31,268 MATCHING SHARES UNDER THE PLAN AND HOLDS OPTIONS TO PURCHASE 1,027,067 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES;
- MR CARTER HOLDS OPTIONS TO PURCHASE 168,011 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES;
- MR MICHELS IS BENEFICIALLY INTERESTED IN 347,705 SHARES (INCLUDING QUALIFYING SHARES), HAS AN INTEREST IN 56,914 MATCHING SHARES UNDER THE PLAN AND HOLDS OPTIONS TO PURCHASE 1,696,577 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES; AND
- MR WALLACE IS BENEFICIALLY INTERESTED IN 119,023 SHARES (INCLUDING QUALIFYING SHARES), HAS AN INTEREST IN 47,071 MATCHING SHARES UNDER THE PLAN AND HOLDS OPTIONS TO PURCHASE 1,724,026 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES.